

June 25, 2014

Via E-mail
Ania Wlodarkiewicz
Chief Executive Officer
FIGO Ventures, Inc.
3270 Electricity Drive
Windsor, Ontario
Canada N8W 5JL

> **Re: FIGO Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 13, 2014**
> **File No. 333-195306**

Dear Ms. Wlodarkiewicz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 10

1. We reissue comment two from our letter dated May 29, 2014. Please revise the value of the underlying shares and the potential profit, as disclosed in the table on page 10 to also discuss the common stock being registered for conversion of the interest based upon the same market price used in the first table on page 10. In addition, as previously requested, please revise to provide clear disclosure of the increase in the price of the common stock since the issuance of the convertible debentures. Provide clear disclosure of the impact that price increase has had upon the value of those underlying shares and the potential profit to the selling shareholders. The price of $.05 was arbitrarily determined by the company and is significantly below the market price.

Description of Securities, page 12

Convertible Securities, page 14

2. We note the additional disclosure regarding the January 11, 2007 loan. Please file the note as an exhibit.

Description of Business, page 14

3. We note the disclosure added in response to comment four from our letter dated May 29, 2014 regarding the agreement between CGM and Mr. Arango. Please disclose the number of shares issued to Mr. Arango, the date those shares were issued, and the value of those shares.

Financial Statement Update and Accountant's Consent

4. Please update the financial statements as necessary in accordance with Rule 8-08 of Regulation S-X and provide an updated accountant's consent in any amendment.

Statements of Operations, page F-3

5. We note you revised your financial statements in response to comment 9 of our letter dated May 29, 2014. The revision appears to be a restatement to correct an error. Please tell us how you complied with required disclosures pursuant to ASC 250-10-50. In addition, we note the date of your audit report on page F-1 is March 28, 2014. Please clarify whether your auditor audited the restated financial statements.

Exhibits

6. We note your response to comment 13 in our letter dated May 29, 2014. Please identify the documents attached to Exhibit 10.1 and clarify the reference to "See Attached Contract." If there are any additional documents that are attachments to Exhibit 10.1, please identify and file them.

You may contact Steve Lo, at (202) 551-3394, or Nasreen Mohammed, at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, at (202) 551-3329, or Pam Howell, at (202) 551-3357, with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Scott P. Doney, Esq.
     Cane Clark LLP